UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

American Midstream Partners, LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

02752P 100

(CUSIP number)

Christine Miller

Magnolia Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, address and telephone number of person authorized to receive notices and communications)

February 1, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification Magnolia Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 12,078,504 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,078,504 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 12,078,504 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 28.8% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,447,957 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,077,679 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,762,503 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,032,295 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, and 618,921 Common Units held by Magnolia.

Note 2: Based on 41,885,412 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,425,829, the number of Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, (b) 7,077,679 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 13, 2015, (c) 3,032,295 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 13, 2015 and (d) 1,349,609 Common Units that were converted on a one-for-one basis from the Issuer’s outstanding Series B Units on February 1, 2016 pursuant to the terms of the Issuer’s Fourth Amended and Restated Agreement of Limited Partnership.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification High Point Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 8,427,288 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,427,288 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 8,427,288 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 21.7% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,447,957 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,077,679 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”) and 1,349,609 Common Units held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point.

Note 2: Based on 38,853,117 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,425,829, the number of Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, (b) 7,077,679 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 13, 2015 and (c) 1,349,609 Common Units that were converted on a one-for-one basis from the Issuer’s outstanding Series B Units on February 1, 2016 pursuant to the terms of the Issuer’s Fourth Amended and Restated Agreement of Limited Partnership.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification American Midstream GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 1,349,609 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,349,609 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 1,349,609 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.2% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 1,349,609 Common Units held by American Midstream GP, LLC, the Issuer’s general partner (the “General Partner”).

Note 2: Based on 31,775,438 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,425,829, the number of Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015 and (b) 1,349,609 Common Units that were converted on a one-for-one basis from the Issuer’s outstanding Series B Units on February 1, 2016 pursuant to the terms of the Issuer’s Fourth Amended and Restated Agreement of Limited Partnership.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Energy Partners Fund V, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 13,183,339 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,183,339 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 13,183,339 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 31.5% (See Note 2)
14.	Type of reporting person PN

Note 1: Represents 6,447,957 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,077,679 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,762,503 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,032,295 Common Units, 1,349,609 Common held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, 618,921 Common Units held by Magnolia, and 1,104,835 Common Units held by Busbar II, LLC.

Note 2: Based on 41,855,412 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,425,829, the number of Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, (b) 7,077,679 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 13, 2015, (c) 3,032,295 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 13, 2015 and (d) 1,349,609 Common Units that were converted on a one-for-one basis from the Issuer’s outstanding Series B Units on February 1, 2016 pursuant to the terms of the Issuer’s Fourth Amended and Restated Agreement of Limited Partnership.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight PEF GP V, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 13,183,339 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,183,339 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 13,183,339 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 31.5% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,447,957 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,077,679 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,762,503 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,032,295 Common Units, 1,349,609 Common held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, 618,921 Common Units held by Magnolia, and 1,104,835 Common Units held by Busbar II, LLC.

Note 2: Based on 41,855,412 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,425,829, the number of Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, (b) 7,077,679 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 13, 2015, (c) 3,032,295 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 13, 2015 and (d) 1,349,609 Common Units that were converted on a one-for-one basis from the Issuer’s outstanding Series B Units on February 1, 2016 pursuant to the terms of the Issuer’s Fourth Amended and Restated Agreement of Limited Partnership.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 13,183,339 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,183,339 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 13,183,339 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 31.5% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,447,957 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,077,679 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,762,503 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,032,295 Common Units, 1,349,609 Common held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, 618,921 Common Units held by Magnolia, and 1,104,835 Common Units held by Busbar II, LLC.

Note 2: Based on 41,855,412 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,425,829, the number of Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, (b) 7,077,679 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 13, 2015, (c) 3,032,295 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 13, 2015 and (d) 1,349,609 Common Units that were converted on a one-for-one basis from the Issuer’s outstanding Series B Units on February 1, 2016 pursuant to the terms of the Issuer’s Fourth Amended and Restated Agreement of Limited Partnership.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 13,183,339 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,183,339 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 13,183,339 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 31.5% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,447,957 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,077,679 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,762,503 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,032,295 Common Units, 1,349,609 Common held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, 618,921 Common Units held by Magnolia, and 1,104,835 Common Units held by Busbar II, LLC.

Note 2: Based on 41,855,412 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,425,829, the number of Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, (b) 7,077,679 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 13, 2015, (c) 3,032,295 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 13, 2015 and (d) 1,349,609 Common Units that were converted on a one-for-one basis from the Issuer’s outstanding Series B Units on February 1, 2016 pursuant to the terms of the Issuer’s Fourth Amended and Restated Agreement of Limited Partnership.

SCHEDULE 13D

CUSIP NO. 02752P 100

1.	Name of Reporting Person; S.S. or IRS Identification Daniel R. Revers
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 13,183,339 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,183,339 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 13,183,339 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 31.5% (See Note 2)
14.	Type of reporting person IN

Note 1: Represents 6,447,957 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,077,679 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,762,503 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,032,295 Common Units, 1,349,609 Common held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, 618,921 Common Units held by Magnolia, and 1,104,835 Common Units held by Busbar II, LLC.

Note 2: Based on 41,855,412 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 30,425,829, the number of Common Units outstanding as of November 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2015, (b) 7,077,679 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 13, 2015, (c) 3,032,295 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 13, 2015 and (d) 1,349,609 Common Units that were converted on a one-for-one basis from the Issuer’s outstanding Series B Units on February 1, 2016 pursuant to the terms of the Issuer’s Fourth Amended and Restated Agreement of Limited Partnership.

This Amendment No. 12 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on May 3, 2013, as amended by Amendment No. 1 filed on November 14, 2014, Amendment No. 2 filed on February 17, 2015, Amendment No. 3 filed on April 3, 2015, Amendment No. 4 filed on May 15, 2015, Amendment No. 5 filed on August 18, 2015, Amendment No. 6 filed on August 19, 2015, Amendment No. 7 filed on September 17, 2015, Amendment No. 8 filed on November 18, 2015, Amendment No. 9 filed on December 22, 2015, Amendment No. 10 filed on January 6, 2016 and Amendment No. 11 filed on January 11, 2016 (as amended, this “Schedule 13D”), filed with respect to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”).

ITEM 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended by adding the following at the end hereof:

In various open market purchases between January 26, 2016 and January 29, 2016, Busbar II, LLC, a direct, wholly owned subsidiary of ArcLight Energy Partners Fund V, L.P., acquired an aggregate of 434,400 of the Issuer’s outstanding Common Units for a total of $3,248,758.14. The purchase of such securities was funded from cash on hand of the Reporting Persons.

On February 1, 2016, in accordance with the terms and conditions of the Fourth Amended and Restated Agreement of Limited Partnership of the Issuer dated March 30, 2015, the 1,349,609 Series B Convertible Preferred Units held by American Midstream GP, LLC converted into common units of the Issuer on a one-for-one basis, resulting in the acquisition by American Midstream GP, LLC of 1,349,609 common units of the Issuer.

ITEM 5. Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule I attached hereto.

ITEM 7. Material to be Filed as Exhibits.

See the Exhibit Index following the signature pages hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2016

AMERICAN MIDSTREAM GP, LLC

/s/ William B. Mathews
William B. Mathews, Senior Vice President, General Counsel and Secretary

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By:	ArcLight PEF GP V, L.P.
its General Partner

	By:	ArcLight Capital Holdings, LLC
its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT PEF GP V, LLC

By:	ArcLight Capital Holdings, LLC
its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT INDEX

Exhibit Number	Description

1.	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Amendment No. 3 to Schedule 13D filed by the reporting persons on April 2, 2015)

SCHEDULE I

Recent Open Market Transactions by Reporting Persons in the Securities of the Issuer

Date of Transaction	Number of Shares Purchased	Weighted Average Price Per Share	Price Range
December 22, 2015	75,072	$5.79	$5.16-6.00
January 4, 2016	16,000	$8.02	$7.79-8.15
January 5, 2016	86,200	$7.69	$7.59-7.97
January 6, 2016	194,700	$7.99	$7.42-8.15
January 7, 2016	194,700	$8.08	$7.71-8.15
January 8, 2016	103,763	$8.03	$7.88-8.15
January 26, 2016	108,600	$6.70	$6.20-7.14
January 27, 2016	108,600	$7.32	$6.65-7.71
January 28, 2016	108,600	$7.64	$7.31-7.98
January 29, 2016	108,600	$8.10	$7.65-8.43

The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.